NATUZZI S.P.A.

April 21, 2017

VIA EDGAR TRANSMISSION

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Natuzzi S.p.A.

Form 20-F for the Year Ended December 31, 2015

Filed May 23, 2016

File No. 1-11854

Dear Mr. Cash:

By letter dated March 15, 2017, the staff of the Securities and Exchange Commission (the “Commission”) provided certain additional comments to the annual report on Form 20-F filed on May 23, 2016 (the “2015 Form 20-F”) by Natuzzi S.p.A. (the “Company” or “we”). The Company is submitting via EDGAR responses to the comments of the Commission’s staff (the “Staff”).

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Form 20-F for the Year Ended December 31, 2015

Item 15. Controls and Procedures, page 85

1.	We reviewed your response to prior comment one in our letter dated January 17, 2017. We note that in 2015 you implemented certain refinements to further enhance your internal control over financial reporting, including, among others:

•                     Improving a series of management review controls that relate to the process of preparing financial statements and the related disclosures;

•                     Changing the threshold used to review manual journal entries; and

•                     Enhancing controls over certain routine transactions, including the review of standard costs for new products and of the performance of certain manual procedures related to discounting, product pricing and credit lines.

For the three refinements noted above, please more fully explain to us what controls were implemented or impacted, what specific enhancements were made or additional steps were added in the design of these controls, the reason the changes were made, why they were made in respect to fiscal year 2015 and not an earlier fiscal year, and when the changes to the controls actually occurred.

As indicated in the Company’s response letter to the Staff dated February 7, 2017 (the “February Response Letter”), during 2015, the Company implemented a series of improvements in its internal control over financial reporting (“ICOFR”). Those changes, which were mainly intended to enhance the documentation and refine the various control activities performed, were made: (i) in connection with the continuous improvement of the Company’s internal control process and (ii) as a consequence of the completion of the implementation of the “transformation plan”, as described on page 6 of the 2015 Form 20-F, which, in 2015, resulted in the replacement of the production system in Natuzzi’s Italian plants with a new “moving-line” production system (the “Moving Line”) and the reassignment of certain roles and responsibilities of personnel performing internal control testing activities and the related review of the Company’s organizational structure.

The above-mentioned reassignment of roles and responsibilities was not properly reflected in the access rights granted to the Company’s SAP and NARES information technology (“IT”) systems and the Company identified potential exceptions to the Company’s IT segregation of duties (“SOD”) guidelines. By the end of October 2015, the Company had implemented a monitoring control related to access rights, which included additional review of personnel that had access to the system and transactions performed by them (throughout the whole of 2015) while their access rights were not properly configured. These monitoring activities regarding potential SOD exceptions continued until April 2016.

The impact of the transformation plan, the changes in personnel performing internal control activities, the comprehensive SOD testing activity and the improvements and enhancements in documentation of controls more fully described below resulted in a significant increase in the workload of the Company’s internal control department and corresponding delays in completion of their work. Also, since the evaluation of control deficiencies necessarily can only take place once the Company’s ICOFR testing activity is complete, management’s ability to conclude on the effectiveness of its ICOFR was also delayed and ultimately, led to a delay in filing the 2015 Form 20-F.

A description of the improvements and enhancements made to management review controls, review of manual journal entries and routine transactions is provided below:

Management Review Controls

The majority of improvements made to management review controls were designed during

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October and November 2015, following a review of the control matrices for the Financial Statement Close Process (“FSCP”), and executed between January and April 2016. Such controls mainly relate to the preparation of financial statements, which, for Italian statutory reporting purposes, means that the activity and related controls take place during the three-month period following year-end, and, for the additional disclosure included in the Form 20-F, including the preparation of the US GAAP reconciliation, the activity and related controls take place in April.

Specifically, in 2015 the Company enhanced its processes for and the documentation of review controls that relate to (a) accounting estimates; (b) impairment of long-lived assets; and (c) the budgeting process. The specific improvements that the Company made are as follows:

(a)	With respect to accounting estimates, the improvement consisted of:
•	the update of criteria used to calculate the provision for inventory obsolescence, in light of the new production times derived from the implementation of the Moving Line, together with the addition of memoranda on the provision, documenting the analysis performed by both the control owners and the reviewers;
•	the addition of memoranda on the provision for doubtful accounts (replacing the email exchange previously used as evidence of the work performed by the control owners and the reviewers), with the description of the historical trends used as basis for the calculation, together with the customer risk level used to refine and adapt the calculation to specific customers, and the documentation of the meetings held with the credit manager to segregate customers according to their risk; and
•	the addition of memoranda on the warranty provision (replacing the email exchange previously used as evidence of the work performed by the control owners and the reviewers), with a detailed explanation of the historic claim trends used to perform the calculation (i.e. a historical period of six years) and the documentation of enquiries made to the Corporate Quality division.

(b)	With respect to the impairment of long-lived assets, the improvement consisted of the addition of memoranda (replacing the email exchange previously used as evidence of the work performed by the control owners and the reviewers) to document the meetings held among process owners where they discussed and determined the assumptions used in the calculation and its accuracy.

(c)	With respect to management review controls over the budgeting process, the enhancement consisted of:
•	the inclusion of minutes from meetings held among process owners in relation to major budget assumptions (i.e. top line sales volume objective, costs of transformation, cost of raw materials, transport costs and general costs), replacing the email exchange previously used as evidence of the work performed by the control owners and the reviewers; and
•	the introduction of monthly controls (as compared to the quarterly controls performed in prior years) to monitor actual costs against the budget (e.g. monitoring top line sales volume, production volumes, cost of leather, highly-consumed materials, raw materials costs, production performance and transport costs).

Finally, a control suite was enhanced for all custom reports derived from the Company’s IT

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system in order to ensure the integrity, completeness and accuracy of underlying data used by control owners in performing their monitoring activities. The control suite verifies the consistency of the results obtained through custom reports against those obtained through standard reports, thereby ensuring consistency between the custom reports and the excel spreadsheets used in the execution of controls and documenting the results of the activities performed.

Review of manual journal entries

As described above, during 2015, the Company identified that potential SOD conflicts existed within its IT systems. Also in consideration of the review of transactions which were made by personnel with potentially conflicting access rights (as described above), the Company subsequently determined it prudent to also extend its testing procedures over manual journal entries. Whereas, in prior years, the control was performed excluding routine transactions from the testing population and using a threshold of Euro 500 thousand, in 2015 it was enhanced to include both routine and non-routine transactions. The execution of such testing revealed, however, the control to be deficient, in that the threshold of Euro 500 thousand was not sufficiently precise. While performing the evaluation of the severity of this deficiency in order to understand the magnitude of the related potential misstatement, the Company, during its FSCP, determined it would perform an additional testing by using a threshold of Euro 100 thousand, plus testing a sample of journal entries less than the revised threshold.

Such incremental control activities, performed in March and April 2016, resulted in either (i) the identification of manual journal entries related to routine transactions for which tests of controls over other business processes had already proved effective or (ii) the identification of manual journal entries not subject to other control activities for which, therefore, supporting documentation was obtained, reviewed and evaluated to determine the appropriateness of the manual journal entries. This change in threshold and testing population therefore greatly increased the number of items to be tested and analyzed and therefore contributed significantly to the delay in completion of the Company’s ICOFR assessment.

Routine Transactions

Between June and July 2015, further to the completion of the implementation of the Moving Line in the Italian plants, the Company updated its control suite relating to core business processes and, in particular, over the standard cost of products that was impacted by the implementation of the lean production practices.

The Company also assessed whether to further refine controls on discounts and manual prices, in consideration of the impacts on sale prices of the new standard costs of products as modified by the introduction of the Moving Line.

As a result of such assessment, the following controls were refined by including the following monitoring (detect) controls:

•	the review of standard costs of the new products against similar products and target price, with any deviations being subject to further testing and investigation; and
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•	the review of manual prices and discounts, in addition to the existing preventing control aimed to ensure appropriate authorizations of such manual prices and discounts.

For each of these controls that relied on custom reports from IT, the Company implemented and tested controls that were put in place to ensure the integrity, completeness and accuracy of underlying data, used by control owners in performing their monitoring activities. The control suite verifies the consistency of the results obtained through custom reports against those obtained through standard reports, thereby ensuring consistency between the custom reports and the excel spreadsheets used in the execution of controls and documenting the results of the activities performed.

2.	Please tell us whether your assessment of the new or enhanced controls resulted in identification of any deficiencies, and if so, describe the nature and how the severity of each was evaluated, individually and in combination with others if applicable.

The new and/or enhanced controls pertaining to management review controls, review of manual journal entries and routine transactions resulted in the identification of one control deficiency connected to the threshold used on manual journal entries, as further described in our response to question 3 below. The Company also identified deficiencies in ICOFR that related to the other factors and events that occurred in 2015 (as described in our response above), which did impact and delay the Company’s assessment of the effectiveness of its ICOFR and result in the delayed filing of the 2015 Form 20-F.

The Company’s assessment of the effectiveness of ICOFR resulted in the identification of a number of deficiencies, mainly relating to IT issues (connected with the incorrect management of user profiles in IT systems) and the FSCP.

The Company assessed such deficiencies for their severity in accordance with Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”), the COSO framework, as well as PCAOB standards and releases. As part of its evaluation of the severity of the identified deficiencies, the Company took into account other existing controls that compensated for certain of the deficient ones. The Company then undertook an evaluation of the effectiveness of such compensating controls, whereby it reviewed processes performed by the various process owners, collected the underlying supporting data and discussed its findings with the Company’s Audit Committee and external auditors. Since the underlying testing procedures were, as it relates to SOD in particular, not completed until April 2016, the evaluation process thereon could not be completed on the initially planned schedule and took longer than expected, given the nature of the deficiencies identified.

As a result of the assessment made, the identified deficiencies were individually assessed to be control deficiencies.

The Company then considered whether the identified deficiencies could represent, in the aggregate, a material weakness or a significant deficiency in ICOFR. The evaluation, in the aggregate, resulted in the identification of two significant deficiencies, and in particular:

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1.	Incorrect management of user profiles in IT systems. User profiles for the IT systems were not always consistent with the user’s organizational position and/or SOD principles. Notwithstanding the fact that the testing of transactions posted during 2015 (as more fully described in our response to question 1 above) proved effective and no unauthorized transactions were detected, the Company determined this matter warranted the attention of the Audit Committee. The Company also determined to commence a project to better manage access to the IT systems in accordance with SOD principles; and

2.	Ineffective controls over the FSCP. On an aggregated basis, some control deficiencies were identified in relation to the design and/or execution of the controls around the Company’s FSCP, including.
•	Control activities failed to completely identify related parties in compliance with AS 18. To this end, on March 23, 2016, the Company’s Board of Directors adopted a procedure to manage related party transactions and established a committee to evaluate significant related party transactions;
•	A deficiency was identified in relation to the precision of the Euro 500 thousand threshold used for manual journal entries; and
•	Some deficiencies were identified regarding the timely execution and proper documentation of control activities.

The identification of the above two significant deficiencies was communicated to the Audit Committee on May 19, 2016, together with the main guidelines for the remediation plan to be implemented throughout 2016.

During 2016, such remediation plan was implemented and monitored on a monthly basis by the Audit Committee. No deficiencies connected with the above items emerged during the Company’s preliminary ICOFR assessment, performed in December 2016, and they are not expected to emerge in the final ICOFR assessment, which is being finalized.

3.	Your response indicates that, in improving a series of management review controls that relate to the process of preparing financial statements and the related disclosures, you more thoroughly described, among others, the level of precision and analysis threshold used by the control owner in executing the review controls. To the extent you changed the level of precision or the analysis threshold used in these controls, including in the review of manual journal entries, please tell us the new and previous levels of precision and/or thresholds and the magnitude of items reviewed under both the new and previous level of precision/threshold. Please also tell us how the magnitude of items not reviewed under both the new and previous level of precision/threshold compares to your determination of materiality for your financial statements.

As indicated in our response to question 1 above, the improvements made in management review controls were mainly related to the enhancement of the documentation prepared by the reviewers in the performance of their review controls and not to the level of precision or thresholds used in executing such controls, which were unchanged as compared to prior years.

As it pertains to the thresholds used to test manual journal entries, as more fully described above,

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in 2015, following the potential exceptions identified in the Company’s IT SOD, the Company considered it prudent to include routine transactions in the testing population of manual journal entries, while confirming the testing threshold of Euro 500 thousand used up to prior years. Although this testing resulted in coverage of nearly 95% of the total manual journal entries, the threshold used proved deficient because it was not sufficiently precise in consideration of the volume of untested transactions.

Following the identification of this deficiency, the Company needed to assess it for severity. As such, in March and April 2016 the Company performed an additional testing activity on manual journal entries by lowering the threshold to Euro 100 thousand for the testing population and also testing a sample of manual journal entries below the revised threshold. This supplemental activity, which took longer than expected to complete, resulted in a coverage over manual journal entries of 99.8%, with an “untested” population of manual journal entries of Euro 984 thousand, which was significantly lower than the Company’s materiality level on ICOFR assessment (which was Euro 1.8 million). No exceptions on the authorization or the appropriateness of such manual journal entries were noted from the lower testing threshold and, therefore, the Company confirmed the absence of a probability of a material misstatement in the financial statements connected to such deficiency.

4.	We note that Principle #9 of the 2013 COSO Framework, which you used as a basis for your assessment of the effectiveness of internal control over financial reporting, requires entities to have controls in place to identify and assess changes that could significantly impact the system of internal control. Please tell us how your evaluation of the effectiveness of your risk assessment process considered the “unexpected” changes you made to your internal control over financial reporting that led to delays in completing the assessment of your internal control over financial reporting and the filing of your 2015 Form 20-F. To the extent you identified deficiencies related to the risk assessment component, please describe the nature of these deficiencies and how the severity of each was evaluated, individually and in combination with others, if applicable.

Principle #9 of the 2013 COSO Framework requires organizations to identify and assess changes that could significantly impact the system of internal control. Principle #9 describes “points of focus” regarding changes in the external environment, the business model and leadership. As part of the Company’s entity-level controls, there are controls in place that address the identification of such changes that may have an impact on business and/or financial reporting and the need to adopt actions to address such new or changed circumstances. In particular, changes in external environment are monitored by management by observing changes in the external market and assessing the potential impact on the Company’s operations and financial reporting. Management is assisted by qualified advisors that help in implementing any law and regulatory changes. With reference to changes in the business model, management performs a risk assessment to consider how such possible changes might impact the achievement of the Company’s objectives. Changes in leadership are addressed through a succession plan that encompasses main strategic areas.

The risk assessment process that the Company performed did not reveal any risk connected with changes in the external environment, the business model and leadership that could significantly

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impact the system of internal control. Furthermore, as stated in its response to the Staff of December 22, 2016 (the “December Response Letter”), “…the delay in completing the assessment of its internal controls over financial reporting, was an unexpected occurrence…”. The Company was fully aware of the modification it was undertaking to its system of internal control during 2015, but it did not expect the delay in assessing the results of its assessment.

As such, there were no deficiencies identified in the risk assessment component of the Company’s system of internal control.

5.	We note in your response to prior comment two in our letter dated December 8, 2016 that there were no material changes made to your financial statements included in your Form 20-F filed on May 23, 2016 compared to the financial statements included in your Form 6-K filed on March 23, 2016. Please explain any adjustments, including differences in classifications, made to your financial statements between these dates and tell us how the adjustments were discovered, including whether they were identified by management’s controls or the independent audit. Please also explain how you considered any adjustments in your assessment of the effectiveness of your internal control over financial reporting, including evaluation of the severity of any identified control deficiencies, considering not only the actual misstatement(s) identified but also whether there was a reasonable possibility that the company’s internal control over financial reporting would fail to prevent or detect a misstatement of a financial statement amount or disclosure and the magnitude of the potential misstatement resulting from the deficiency or deficiencies. We refer you to pages 34 to 38 of the Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

During the preparation of our financial statements included in our 2015 Form 20-F, the following reclassifications were identified:

•	We better classified Current Assets and Non-Current Assets by Euro 1.5 million, as a result of the reclassification of a portion of Other Assets as current instead of non-current. This reclassification was due to the fact that, based on the terms of the agreements for certain of our receivables, we expected to receive the outstanding portion of the receivables in the short term;
•	Shareholder’s Equity remained consistent in the Company’s financial statements. However, we reclassified Euro 0.6 million from Reserves to Retained Earnings, in order for the Group reserves disclosed in the consolidated financial statements (composed of the legal reserve and the majority shareholder capital contribution) to be consistent with those disclosed in the statutory financial statements, in accordance with Italian accounting principles; and
•	We better classified total Operating Cash Flows by Euro 1.7 million, from Euro 10.3 million to Euro 8.6 million, with a corresponding increase of Euro 1.7 million of total Investing Cash Flows, to better disclose the flows of the year.

These reclassifications made to the financial statements included in the 2015 Form 20-F were detected by management review controls. These review controls were specifically designed around the disclosures made in the notes to the consolidated financial statements included in the

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2015 Form 20-F and do not operate as part of the Form 6-K process. Such controls were designed to be precise and sensitive enough to detect any significant misstatements in the financial statements. Considering these reclassifications were identified by the Company’s own controls around the preparation of the 2015 Form 20-F, the identification of the reclassifications did not indicate a deficiency in the Company’s ICOFR, since the controls operated effectively.

6.	We note the term disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures also include controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the Exchange Act, including management’s report on internal control over financial reporting, is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Your response indicates that the additional time needed to document, test and then evaluate the operating effectiveness of controls directly impacted the Company’s ability to file its 2015 Form 20-F within the prescribed deadline. Please specifically address how you considered the above definition and the fact that your assessment of internal control over financial reporting was the reason you were unable to timely file your Form 20-F in your determination that disclosure controls and procedures were effective as of December 31, 2015.

The Company understands that it is required to record, process, summarize and report information within the time periods provided by the Staff’s rules. Further, the Company understands that disclosure controls and procedures also include controls and procedures that are designed to ensure that information required to be disclosed in reports under the Exchange Act, including management’s report on ICOFR, is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. As highlighted in the December Response Letter and the February Response Letter, in assessing the effectiveness of disclosure controls and procedures, the Company was guided by the principle that Rule 13a-15 “require[s] an issuer to maintain disclosure controls and procedures to provide reasonable assurance that the issuer is able to record, process, summarize and report the information required in the issuer’s Exchange Act reports.”[1]

The Company believes that information necessary for management to assess the Company’s ICOFR was accumulated and communicated to management appropriately and in time to identify that the Company needed to notify its late filing on Form 12b-25 and subsequently to notify of a further delay, when it realized that it would miss the extension for filing provided by Rule 12b-25(b)(2)(ii) of the Exchange Act. As such, the Company’s disclosure controls and procedures are reasonably designed to provide reasonable assurance that the Company was able to record, process, summarize and report the information required in the Exchange Act reports.

During 2015, the Company carried out the following procedures in order to accumulate information and communicate it to management on a timely basis:

[1] Certification of Disclosure, SEC Release Nos. 33-8124; 36-46427, August 29, 2002.

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•         In June 2015, the Company began scoping activities, which include identifying, based on the established materiality, the significant accounts, significant processes and Group locations to be scoped in for ICOFR activities under Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). The results of this activity were shared with the Company’s chief financial officer, the managers of each relevant department and the Audit Committee. As usual, this process was updated by the Company in connection with the publication of the quarterly financial statements as of September 30, 2015 and December 31, 2015.

•	As indicated in response to question 1 above, in June and July 2015, further to the implementation of the Moving Line in the Italian plants, the Company undertook a review of its control matrices for routine transactions connected to the Company’s core business processes, enhancing the controls around the standard cost of products, discounts and manual prices.
•	Due to the implementation of the transformation plan, certain roles and responsibilities of personnel were reassigned. These adjustments were not properly reflected in the access to IT system and the Company identified potential exceptions to the Company’s IT SOD guidelines. By the end of October 2015, the Company had implemented a monitoring control related to access rights, which included additional review of personnel that had access to the system and transactions performed by unauthorized personnel. These monitoring activities regarding potential SOD exceptions continued until April 2016. It took the Company’s internal control department longer than expected to evaluate the results of this work.
•	As noted in response to question 1 above, during October and November 2015, the Company introduced certain enhancements in the design of management review controls around the FSCP in order to improve the documentation of the review activities performed.
•	Given that the update of the control matrices on core business processes occurred in late June and July 2015, the Company was able to complete its testing activities on routine transactions in February 2016. Testing activities on the FSCP were performed between January and April 2016.
•	As part of the assessment made by the Company’s internal SOX department, control deficiencies were identified and required evaluation for severity. Such evaluation, which had commenced prior to year-end, included the identification and testing of the effectiveness of any existing compensating controls and, in particular, as it relates to the SOD testing described above. This was completed by the end of April 2016 and evaluated thereafter by the Company’s internal audit department, management and the Audit Committee. In April 2016, while completing its testing, the Company was still confident that it would meet the filing deadlines prescribed by the Staff and timely file its 2015 Form 20-F.
•	On April 27, 2016, after communicating information to and conferring with management, the Company decided to postpone the filing of the 2015 Form 20-F in order to complete its assessment of ICOFR, and shared its results with the Audit Committee and the external auditors. At that date, such assessment had not yet concluded on the evaluation of the deficiencies pertaining to the FSCP. As a consequence, the Company filed a first notification of late filing on Form 12b-25 on April 29, 2016.
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•	In the beginning of May 2016, the Company completed its evaluation of the severity of the identified deficiencies on the FSCP, taking into consideration existing compensating controls and any mitigating factors. Notwithstanding this, the Company needed additional time to complete its evaluation of the identified deficiencies on an aggregate basis, and therefore filed an additional notification of late filing on May 12, 2016.
•	The Company completed its assessment of the effectiveness of ICOFR on May 19, 2016.

•         The results of the assessment made by the Company allowed it to conclude that it had maintained an effective ICOFR as of December 31, 2015 and that there were no material weaknesses in the Company’s ICOFR.

The Company believes that it had an appropriate internal control timeline in place, which enabled it to accumulate and communicate information to management appropriately and allowed management to make decisions regarding its disclosure controls and procedures on a timely basis. In management’s view, the Company’s disclosure control procedures were effective in that they provided reasonable assurance that the Company was able to record, process, summarize and report the information required in Exchange Act reports. Also in management’s view, its disclosure controls and procedures were effective in that they allowed management to determine, in time, that the Company would not meet the April 30th and subsequent extended filing deadlines for the 2015 Form 20-F and the Company took the appropriate actions on time, by filing the Form 12b-25 and subsequent notification of late filing.

As a result, the Company believes that its disclosure controls and procedures were effective as of December 31, 2015.

*       *       *

The Company acknowledges that it and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +39 080 882 0111.

[signature page follows]

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Sincerely,

/s/ Vittorio Notarpietro

Vittorio Notarpietro

Chief Financial Officer

cc:       Pietro Fioruzzi

Cleary Gottlieb Steen & Hamilton LLP

David Gottlieb

Cleary Gottlieb Steen & Hamilton LLP